
07000744


RECEIVED
FEB 21 2007
SEC MAIL PROCESSING SECTION
WASH., D.C.
190

STATES
[E]CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodbridge Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South 6th Street, Suite 2005
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb **612-376-7381**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JENNIFER CHAMBERLIN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES JAN. 31, 2011

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBRIDGE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2006 and 2005



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

WOODBRIDGE FINANCIAL GROUP, LLC

We have audited the statements of financial condition of Woodbridge Financial Group, LLC as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Woodbridge Financial Group, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2007

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
ASSETS		
Cash	$ 198,729	$ 11,579
Accounts Receivable	25,000	-
Prepaid expenses	14,512	13,539
Property and equipment		
net of accumulated depreciation	35,106	19,036
TOTAL ASSETS	$ 273,347	$ 44,154
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 18,177	$ 1,010
MEMBERS' EQUITY		
MEMBERS' EQUITY	255,170	43,144
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 273,347	$ 44,154

See Notes to Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Consulting fees	$ 1,817,425	$ 729,266
TOTAL REVENUES	1,817,425	729,266
EXPENSES		
Employee compensation and benefits	1,319,029	585,034
Occupancy	85,861	59,393
General and administrative	262,788	147,436
TOTAL EXPENSES	1,667,678	791,863
OTHER INCOME		
Interest Income	7,279	-
TOTAL INCOME	1,824,704	729,266
NET INCOME (LOSS)	$ 157,026	$ (62,597)

See Notes to Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2006 and 2005

	Total Members' Equity
Balance December 31, 2004	24,909
Capital contribution	80,832
Net income (loss)	(62,597)
Balance December 31, 2005	43,144
Capital contribution	55,000
Net income (loss)	157,026
Balance December 31, 2006	$ 255,170

See Notes to Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 157,026	$ (62,597)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	6,955	5,424
Unreimbursed expenses contributed by owner		19,832
Decrease (increase) in operating assets:		
Receivables	(25,000)	
Prepaid expenses	(972)	(13,030)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	17,167	120
NET CASH FLOWS FROM OPERATING ACTIVITIES	155,176	(50,251)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property and equipment	(23,026)	(6,869)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(23,026)	(6,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	55,000	61,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	55,000	61,000
NET INCREASE (DECREASE) IN CASH	187,150	3,880
CASH, BEGINNING OF YEAR	11,579	7,699
CASH, END OF YEAR	$ 198,729	$ 11,579

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Woodbridge Financial Group, LLC (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition –The Company earns revenue through retainer fees and success fees.

Retainer fees: new clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fee are considered earned when billed.

Consulting services: the Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Success fees: success fees are owed to the Company on completion of an M&A transaction or similar transaction. The fee is stipulated in the contract. Success fees are recognized when the transaction is closed.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Depreciation and amortization - Depreciation and amortization are computed by accelerated methods over the following estimated useful lives:

Assets	Useful Lives
Furniture and equipment	5 - 7 years

Income taxes - The Company, with the consent of its members, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the members separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Property and equipment

	December 31,	
	2006	2005
Cost		
Computers and equipment	$ 27,340	$ 24,420
Furniture and fixtures	44,768	24,693
Total cost	72,108	49,113
Accumulated depreciation	37,032	30,077
Net property and equipment	$ 35,076	$ 19,036

Depreciation expense charged to operations for years ending December 31, 2006 and 2005 amounted to $6,955 and $5,424 respectively.

(3) Leases

The Company leases its office facility under an operating lease.

The lease expires on July 12, 2012 and provides for base monthly payments ranging from $3,182 to $3,689 over the term of the lease. The future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,		
2007	$	38,282
2008		39,500
2009		40,717
2010		41,935
2011		43,152
Later years		25,823
Totals	$	229,409

Total rental expense under the operating lease was as follows:

		2006
Minimum rents	$	37,065
Contingent rentals		41,840
Totals	$	78,905

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital as defined by Rule 15c3-1 of $180,552 which exceeds its required net capital of $5,000 by $175,552. The Company's ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2006.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(6) Cash flow disclosures

	2006	2005
Non-cash items		
Notes payable to members transferred to capital contributions	$ 0	$ 29,000

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

WOODBRIDGE FINANCIAL GROUP, LLC

We have audited the financial statements of Woodbridge Financial Group, LLC for the year ended December 31, 2006, and have issued our report thereon dated February 19, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Woodbridge Financial Group, LLC taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Woodbridge Financial Group, LLC's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be a significant deficiency in internal control over financial reporting.

The Company's personnel consist of a single owner/employee and as a result its system of internal control lacks segregation of duties. In addition this employee has only a moderate level of knowledge relating to financial reporting and disclosure requirements. The Company relies on its external auditors to assist in the drafting of certain of its financial disclosures. Under the provisions of American Institute of Certified Accountants Statement of Auditing Standards No. 112 the lack of segregation of duties and of the skills and knowledge necessary to apply generally accepted accounting principles in preparing financial statements are defined as areas of significant weakness in internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Minneapolis, Minnesota
February 19, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

WOODBRIDGE FINANCIAL GROUP, LLC

We have audited the financial statements of Woodbridge Financial Group, LLC as of December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 19, 2007

WOODBRIDGE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition			$ 255,170
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			255,170
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			255,170
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 74,618	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	74,618
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			180,552
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 180,552

WOODBRIDGE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	1,212
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	175,552
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	178,734

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	18,177
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	18,177
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.10

WOODBRIDGE FINANCIAL GROUP, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 196,229
Net audit adjustments	
Adjustments to accrued expenses	15,677
Net capital as reported on line 10 of Schedule I	$ 180,552

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 2,500
Net audit adjustments:	
Adjustments to current year accrued expenses	15,677
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 18,177

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
December 31, 2006

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession on control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3 based on paragraph K(2) of the rule.

END